MADISON COVERED CALL & EQUITY STRATEGY FUND
550 Science Drive
Madison, Wisconsin 53711
Tele: 608.274.0300; Fax: 608.663.9010

August 27, 2018

BY EDGAR

Ms. Kim Browning
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

RE:	Madison Covered Call & Equity Strategy Fund (“MCN” or “Registrant”)
Form N-14 8C Registration Statement (SEC File Nos. 811-21582 and 333-226105).

Ms. Browning,

The following serves to respond to comments received from you and the staff (“Staff”) of the U.S. Securities and Exchange Commission (“SEC”) telephonically on August 27, 2018, regarding the Form N-14 8C Registration Statement filed on July 9, 2018 (“Registration Statement”), on behalf of MCN related to, among other things, the proposed merger of the Madison Strategic Sector Premium Fund (“MSP”) with and into MCN. This is the second response letter related to Staff comments. We have attached a draft “blacklined” version that incorporates our responses for your review. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Registration Statement.

1.	Comment: Please provide a copy of the “Settlement Agreement” with Karpus Management, Inc. (“Karpus”), and MSP and MCN.

Response: Registrant has attached a copy of the Karpus Settlement Agreement (see Attachment A).

2.
Comment: Revise the proxy card to maintain consistency of terminology across the proxy materials and the registration statement regarding Fund names (e.g. “MCN – Acquiring Fund” and “MSP – Acquired Fund”).

Response: Registrant has amended the proxy cards.

3.	Comment: Revise the reference on page 27 of the registration statement specifically noting the name of the most recent financial report to shareholders.

Response: Registrant has revised the disclosure.

4.	Comment: Detail how broker non-votes are treated for determination of quorum, adjournment and voting on proposals.

Response: Registrant has added the disclosure to Q&A #3, at the end of each proposal under “Required Vote,” and to the Voting Requirements section of the registration statement.

5.	Comment: The Staff noted that tender offer language remains in the registration statement, specifically on pages 31 and 32.

Response: Registration has removed all references to the tender offer on pages 31 and 32.

6.	Comment: A new auditor consent will be required with the filing of the pre-effective amendment as part of Item 16. Exhibit 14.

Response: The Registrant has obtained a new auditor consent and will file with the pre-effective amendment.

7.	Comment: A stray quotation mark appears in Item 17 Undertakings, number 3, please clarify.

Response: Registrant has removed the errant quotation mark in Item 17 Undertakings, number 3.

8.
Comment: The Staff notes that Section 6(a) of the 1933 Act requires registration statements “shall be signed by each issuer, its principal executive officer or officers, its principal financial officer, its comptroller or principal accounting officer, and the majority of its board of directors or persons performing similar functions (or, if there is no board of directors or persons performing similar functions, by the majority of the persons or board having the power of management of the issuer).” The Staff requests Registrant specifically note the title of person serving as its comptroller or principal accounting officer on the signature page of the registration statement.

Response: Registrant has revised the signature page to include comptroller/principal accounting officer.

9. Comment: SEC Staff Legal Bulletin No. 19, Section IV, specifically notes, “[a]ll counsels providing legality or other legal opinions and all counsels and accountants providing tax opinions must consent to the prospectus discussion of such opinion, the reproduction of the opinion as an exhibit, and being named in the registration statement,” however the opinion of counsel (Exhibit 99.11) does not specifically consent to the prospectus discussion of such opinion. Please provide a revision to the opinion of counsel.

Response: Attached is Godfrey & Kahn, S.C., counsel to MCN and MSP (each a “Fund” and collectively, “Funds”), amended legal opinion to comply with the consent provisions of Staff Legal Bulletin No. 19. The revised legal opinion will be filed with Pre-Effective Amendment No. 1 (see Attachment B).

* * * *
If you have any questions or comments regarding this Registration Statement, please call the undersigned at 608-216-9114.
Respectfully submitted,
/s/ Kevin S. Thompson
Kevin S. Thompson
Chief Legal Officer
Attachments:
Attachment A – Settlement Agreement
Attachment B – Godfrey & Kahn Legal Opinion
Black-line of the Registration Statement
Black-line of the Proxy Cards

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